Wilson Sonsini Goodrich & Rosati

Professional Corporation

Two Fountain Square, Reston Town Center

11921 Freedom Drive, Suite 600

Reston, Virginia 20190

(703) 734-3100 telephone

(703) 734-3199 telecopy

April 10, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros
Ms. Suzanne Hayes
Ms. Tabitha Akins
Mr. Oscar Young

Re:	Luna Innovations Incorporated
Registration Statement on Form S-1
File No. 333-131764
Initially filed on February 10, 2006

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”) we are transmitting for filing Amendment No. 2 to the above referenced registration statement (“Amendment No. 2”). We are also submitting with Amendment No. 2 the Company’s response (the “Company Response”) to the comments from the staff of the Securities and Exchange Commission received by letter dated March 10, 2006 (the “Staff Letter”).

For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 2, as well as supplemental copies of the Company Response. In addition, we are providing supplemental materials in response to comment numbers 25 and 55 of the Staff Letter.

Please direct any questions or comments regarding Amendment No. 2 and the Company Response to me at (703) 734-3105.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark R. Fitzgerald

Mark R. Fitzgerald